Via Facsimile and U.S. Mail
Mail Stop 6010

January 10, 2006

Mr. Gregory H. Keane
Chief Financial Officer
BioScrip, Inc.
100 Clearbrook Road
Elmsford, NY 10523

Re: **BioScrip, Inc.**
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 4, 2005
File No. 000-28740

Dear Mr. Keane:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief